

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

March 27, 2008

Via U.S. Mail and Facsimile to (949) 579-3200

Simon Biddiscombe
Senior Vice President and Chief Financial Officer
Mindspeed Technologies, Inc.
4000 MacArthur Boulevard, East Tower
Newport Beach, CA 92660-3095

> **Re:** **Mindspeed Technologies, Inc.**
> **Form 10-K for the Fiscal-Year ended September 30, 2007**
> **Filed November 30, 2007**
> **File No. 000-50499**

Dear Mr. Biddiscombe:

We have reviewed your response dated March 5, 2008 and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2007

Item 8. Financial Statements and Supplementary Data, page 48

Note 2. Summary of Significant Accounting Policies, page 53

Revenue Recognition, page 53

1. We note your response to prior comment 2. In light of the fact that you are unable to estimate the product returns and credits for changes in selling prices to some of your distributors and, as a result, an unknown portion of the amount recorded as "deferred revenue" will never be recognized as revenue, please tell us how you concluded that "deferred revenue" is an appropriate title for the liability account. We note that Regulation S-X calls for financial statement caption titles that reflect the significance and the character of the items being presented. Please tell us, for example, whether you considered a title for the account such as "customer deposit, net of deferred inventory costs" or other such titles that better depict the nature of the liability.

2. In addition to the revisions proposed in your response to our prior comment 4, please revise the note in future filings to disclose the significant terms of your sales arrangement with distributors, including the return and price protection rights you grant; the situations under which the distributors may exercise those rights; and whether returns or price protection credits are capped to a certain percentage of sales price or margins. Tell us whether any of your arrangements with distributors would allow or require you to grant price concessions below the cost of the product.

3. Consistent with your response to our prior comment 2, please revise the note to disclose your policies for testing and accounting for the impairment of the deferred cost of sale amounts related to the inventory still held by distributors which may be returned to you or for which you might grant a price concession below cost.

4. Please tell us the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred income caption of your balance sheets as of September 30, and December 31, 2007. In addition, as we note that impairments of the deferred costs and credits for changes in selling prices are reasonably likely to have a material impact on your results of operations, liquidity or capital resources, please revise MD&A in future filings to include similar disclosure accompanied by a discussion of the impact in each reported period. Your discussion could also include a roll-forward of your deferred distributor income liability account. Further, please discuss any trends noted over the reported periods. Refer to Item 303(a) of Regulation S-K.

Simon Biddiscombe
Mindspeed Technologies, Inc.
March 27, 2008
Page 3

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3604 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Kate Tillan

Kate Tillan
Assistant Chief Accountant